Consent of Independent Registered Public Accounting Firm

The Board of Directors

KWESST Micro Systems Inc.

We consent to the use of our report dated January 27, 2023 on the consolidated financial statements of KWESST Micro Systems Inc. (the "Entity")  which comprise the consolidated statements of financial position as at September, 30 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes, which is included in the Annual Report on Form 20-F of the Entity for the fiscal year ended September 30, 2022 being filed with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2021.

January 27, 2023

Ottawa, ON Canada